Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230
SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 8, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo at 5:00 pm.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The legally required number.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Having examined the financial statements with respect to the fiscal year ending December 31 2009, “ad referendum” of the General Meeting and pursuant to subitem 13.2 of the Bylaws, the Directors decided:

1)
to declare complementary interest on capital for the fiscal year 2009 equivalent to R$ 0.3844 per share, to be paid on March 1st 2010, based upon the shareholding position at the close of business on February 19, 2010 and with retention of 15% withholding tax at source, resulting in net interest of R$ 0.32674 per share, excluding from this retention corporate stockholders validly proving tax immunity or exemption;

2)
also on March 1st 2010, to pay interest on capital declared by this Board of Directors at its meeting on December 16, 2009 equivalent to R$ 0.1776 per share, with retention of 15% withholding tax at source, resulting in net interest of R$ 0.15096 per share, excluding from this retention corporate stockholders validly proving tax immunity or exemption. The individualized credit entry corresponding to this interest was booked on December 30, 2009 based upon the shareholding position at the close of business on December 30, 2009, as already notified;

3)	thus, stockholders with shares since December 30, 2009 shall receive interest on capital as follows:

Meeting of the Board of Directors	IOC (*) to be paid on March 1st 2010
Declared on December 16, 2009	R$ 0.15096 per share
Declared on February 8, 2010	R$ 0.32674 per share
Total	R$ 0.47770 per share
(*) interest on capital, after 15% income tax withheld at source.

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo (SP), February 8 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer